ITHAX Acquisition Corp.

555 Madison Avenue
Suite 11A

New York, New York 10022

VIA EDGAR

April 26, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Irene Barberena-Meissner

Re:	ITHAX Acquisition Corp. Registration Statement on Form S-4 Filed March 21, 2022 CIK No. 0001828852

Dear Ms. Barberena-Meissner:

ITHAX Acquisition Corp. a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 18, 2022, regarding the Company’s Registration Statement on Form S-4 filed with the Commission on March 21, 2022 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing Amendment No. 1 to the Company’s Registration Statement with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Registration Statement on Form S-4

Cover Page

1.	Please revise to disclose that Prasad Gundumogula, who will serve as New Mondee’s Chief Executive Officer, will have voting control over 61% of the shares of common stock of New Mondee through his control of Mondee Holdings, LLC, the sole holder of capital stock of Mondee

The Company respectfully advises the Staff that it has revised the disclosure on the second page following the cover page and pages 12, 33, 34, and 298 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities & Exchange Commission
April 26, 2022

Questions and Answers for Shareholders of ITHAX

Q: What will the Mondee Stockholder receive in return for the Business Combination with ITHAX?, page 12

2.	We note your disclosure that pursuant to the Earn-Out Agreement, New Mondee will issue to certain signatories of the Earn-Out Agreement (the “Members”), up to 9,000,000 shares of New Mondee Common Stock (the “Earn-Out Shares”), with the “Earn-Out Shares vesting over the four-year period following Closing, based on the achievement of certain milestones of the trading price of New Mondee Common Stock, as set forth in the Earn-Out Agreement. Please revise here and elsewhere as appropriate to disclose that Prasad Gundumogula, the Chief Executive Officer of Mondee, who will continue to serve as New Mondee’s Chief Executive Officer, may potentially receive 6,000,000 of these Earn-Out Shares.

The Company respectfully advises the Staff that it has revised the disclosure on pages 12, 42, 95, 144, and 302 of the Amended Registration Statement in response to the Staff’s comment.

Summary of the Proxy Statement/Prospectus, page 29

3.	Please include organizational diagrams depicting the ownership structure of ITHAX and Mondee before and after the business combination showing the number and type of shares and percentage interest of each shareholder group’s ownership interest in the underlying entity. These shareholder groups should include your initial holders, including the directors and officers of ITHAX and Sponsor, the Mondee Stockholder, and the public shareholders.

The Company respectfully advises the Staff that it has revised the disclosure on pages 32 and 33 of the Amended Registration Statement in response to the Staff’s comment

The ITHAX Board’s Reasons for the Business Combination Proven Business Model with Historical Profitability, page 34

4.	We note your disclosure that Mondee has a proven business model with not only historical 2019 substantial transaction volume of over $3 billion and adjusted net revenues of approximately $177 million, but also actual historical profitability with adjusted 2019 EBITDA of approximately $46 million. Please address the following items:

•	For a more balanced discussion, include disclosure that also addressees the fact that Mondee has historically generated recurring net losses and negative cash flows from operations, and may be unable to make debt repayments when the balance is due as disclosed on page F-29 of Mondee’s financial statements;

o	The Company respectfully advises the Staff that it has revised the disclosure on pages 38, 39, 153, and 154 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities & Exchange Commission
April 26, 2022

•	Tell us how the ITHAX board considered these historically recurring losses and negative cash flows when concluding that Mondee has a proven business model with historical profitability;

o	The Company respectfully advises the Staff that it has revised the disclosure on pages 38, 39, 153, and 154 of the Amended Registration Statement in response to the Staff’s comment.

•	Expand your disclosure here and throughout the submission to describe how transaction volume relates to your total GAAP revenue, why the metrics provide useful information to investors, how management uses the metrics in managing or monitoring the performance of the business, and any limitations. Refer to SEC Release No. 33-10751;

o	The Company respectfully advises the Staff that it has revised the disclosure on pages 272 to 274 of the Amended Registration Statement in response to the Staff’s comment.

•	We note your disclosure that Mondee had 2019 adjusted net revenue of $177 million. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and tell us how you considered whether this non-GAAP measure substitutes individually tailored revenue recognition and measurement methods for those of GAAP; and

o	The Company respectfully advises the Staff that it has revised the disclosure on pages 38, 39, 70, 153, 154, 157, and 158 of the Amended Registration Statement in response to the Staff’s comment.

•	With respect to your disclosure of 2019 Adjusted EBITDA, include a presentation of and reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Items 10(e)(1)(i)(A) and (B) of Regulation S-K.

o	The Company respectfully advises the Staff that it has revised the disclosure on pages 38, 39, 70, 153, 154, 157, and 158 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities & Exchange Commission
April 26, 2022

High Growth Company, page 34

5.	We note disclosure that Mondee is a high growth company with approximately 40% organic year-on-year increase in revenues from 2015 - 2019 (compound annual growth rate, CAGR). Please clarify if your compound annual growth rate is based on increases in GAAP revenue or some other basis for calculating revenue. Please tell us how you considered updating this growth rate to include revenue amounts for the years ended December 31, 2021 and December 31, 2020 to provide a more balanced disclosure.

The Company respectfully advises the Staff that it has revised the disclosure on pages 38, 39, 70, 153, 154, 157, and 158 of the Amended Registration Statement in response to the Staff’s comment.

Risk Factors

Risks Related to Mondee’s Financial Condition and Status as an Early Stage Company, page 64

6.	You disclose on page 253 that Mondee has incurred negative cash flows from operating activities and significant losses from operations in the past as reflected in its accumulated deficit of $190 million as of December 31, 2021 and that it expects to continue to incur operating losses at least for the next 12 months due to the investments that it intends to make in its business. Please add related risk factor disclosure.

The Company respectfully advises the Staff that it has revised the disclosure on pages 69, 272 and 282 of the Amended Registration Statement in response to the Staff’s comment.

The COVID-19 pandemic has had, and may continue to have, a material adverse impact on the travel industry, page 66

7.	We note your disclosure here and elsewhere that the COVID-19 pandemic resulted in a material decrease in business and consumer spending and an unprecedented decline in transaction volumes in the global travel industry, and that your financial results and prospects are largely dependent on these transaction volumes. We further note your disclosure that, as a result, your financial results for the year ended December 31, 2020 and the results for the 2021 fiscal year were significantly and negatively impacted, with a material decline in total revenues, net income, cash flow from operations and Adjusted EBITDA, as compared to 2019, and this downward trend could continue for an unpredictable period. Please discuss how management is planning for COVID-19- related uncertainties. For guidance, consider the Division of Corporation Finance’s Disclosure Guidance Topics Nos. 9 & 9A, available on our website.

The Company respectfully advises the Staff that it has revised the disclosure on page 70 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities & Exchange Commission
April 26, 2022

Risks Relating to Ownership of Our Common Stock following the Business Combination Concentration of ownership among New Mondee’s executive officers, directors and their respective affiliates, page 89

8.	You disclose on page 289 that pursuant to the Registration Rights Agreement, New Mondee will be obligated to file, no later than 30 calendar days after the Closing, a registration statement under the Securities Act covering the 60,800,000 shares of New Mondee Common Stock issued to the Mondee Stockholder and the 5,000,000 issued to the PIPE Investors in the PIPE Financing. Please add related risk factor disclosure.

The Company respectfully advises the Staff that it has included the applicable risk factor disclosures on pages 96 and 97 of the Amended Registration Statement.

9.	We note your disclosure that upon completion of the business combination, the executive officers and directors of New Mondee and their respective affiliates are expected to beneficially own, in the aggregate, approximately 21.1% of outstanding New Mondee Common Stock, assuming no public shareholders redeem their Class A ordinary shares. Please revise to reflect the voting control of Prasad Gundumogula, who will serve as New Mondee’s Chief Executive Officer, of more than 61% of the shares of common stock of New Mondee through his control of Mondee Holdings, LLC, the sole holder of capital stock of Mondee.

The Company respectfully advises the Staff that it has revised the disclosure on pages 94 and 95 of the Amended Registration Statement in response to the Staff’s comment.

Risks Related to the Business Combination and ITHAX

Even if the Business Combination is consummated, the warrants may never be in the money, and they may expire worthless, page 103

10.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

The Company respectfully advises the Staff that it has revised the disclosure on pages 21, 22, 94, 112 and 113 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities & Exchange Commission
April 26, 2022

Background of the Transactions, page 132

11.	We note that representatives or members of management of ITHAX and Mondee participated in video conferences and other meetings and discussions from May through December 2021 to discuss the potential business combination. Revise to clearly identify the representatives or members of management who participated in the referenced video conferences, meetings and discussions. As examples, we note your general references to “representatives” of ITHAX and Mondee and “members” of ITHAX’s and Mondee’s management teams.

The Company respectfully advises the Staff that it has revised the disclosure on pages 145 to 152 of the Amended Registration Statement in response to the Staff’s comment.

12.	Please expand the disclosure in this section to include a more detailed description of the negotiations surrounding the material terms of the business combination agreement and related transactions. For example, given the specificity of the letter of intent, the final version of which was executed on July 27, 2021, please describe the substance of the parties’ multiple conversations and discussions prior to that date. To the extent that basic terms and structure were negotiated at this preliminary stage, please describe those negotiations. Your revised disclosure should ensure that investors are able to understand how the terms of the business combination evolved during negotiations and why ITHAX’s board approved the initial business combination with Mondee and determined the business combination advisable and fair to, and in the best interests of, ITHAX and its shareholders. To the extent that certain terms were deemed not subject to negotiation, please disclose this fact.

The Company respectfully advises the Staff that it has revised the disclosure on pages 145 to 152 the Amended Registration Statement in response to the Staff’s comment.

13.	We note your disclosure that, on June 25, 2021, ITHAX sent representatives of Cantor a Framework Letter to which a term sheet was attached proposing an initial enterprise value for Mondee of up to $582.5 million, and that after additional preliminary diligence, ITHAX submitted a revised Framework Letter and Term Sheet on June 29, 2021, which, among other changes, adjusted the proposed pre-dilution, enterprise value of the transaction to up to $700 million. We further note your disclosure that thereafter, on July 12, 2021, ITHAX submitted a second revision to the Framework Letter and Term Sheet, which among other changes, adjusted the proposed pre-dilution, enterprise value of the transaction to up to $725 million, and that the final Letter of Intent executed on July 27, 2021 further adjusted the pre-money equity valuation of Mondee to $608 million. Please expand your disclosure to explain how the initial enterprise value was determined and the reasons it was adjusted in the revised Framework Letter and Term Sheet submitted on June 29, 2021, the second revised Framework Letter and Term Sheet submitted on July 12, 2021, and the final Letter of Intent executed on July 27, 2021.

The Company respectfully advises the Staff that it has revised the disclosure on pages 147 to 149 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities & Exchange Commission
April 26, 2022

14.	You disclose on pages 34 and 138 that the ITHAX Board considered that the agreed valuation appears to be at a substantial discount to publicly traded comparables, which have historical organic and in-organic growth (2015 - 2019) substantially lower than that of Mondee as a material factor generally supporting its decision to enter into the Business Combination Agreement and the related agreements and the Transactions. Your further disclose on page 91 that the ITHAX Board reviewed, among other things, financial and market data information on selected comparable companies and implied purchase price multiple of Mondee in concluding that the Business Combination was in the best interest of its shareholders. Please revise your disclosure to summarize the financial and market data information on selected comparable companies reviewed by the ITHAX Board. Also disclose the implied purchase price multiples that were reviewed by the ITHAX Board and how they were extrapolated. Please consider including this information in a chart. Explain how this data was applied to determine Mondee’s enterprise value. In addition, disclose the criteria used to select the comparable companies.

The Company respectfully advises the Staff that it has revised the disclosure on page 151 of the Amended Registration Statement in response to the Staff’s comment.

15.	You also disclose on page 91 that the ITHAX Board reviewed, among other things, financial due diligence materials prepared by professional advisors, including quality of earnings reports and tax due diligence reports in concluding that the Business Combination was in the best interest of its shareholders. Please expand your disclosure to include the information required by Item 1015(b)(6) of Regulation M-A as it appears the financial due diligence materials prepared by professional advisors, including quality of earnings reports and tax due diligence reports, are materially related to the business combination and referred to in the registration statement.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe any of the due diligence materials referenced constitute a “report, opinion or appraisal materially relating to the transaction” within the scope of Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A. As disclosed in Amended Registration Statement, the Company’s board of directors and its representatives reviewed due diligence summaries with respect to Mondee Holdings II, Inc. and its subsidiaries (collectively, “Mondee”) prepared by professional advisors including Arthur Cox LLP, Grant Thornton LLP, Dentons Canada LLP, and Chandler MHM Limited (collectively, such due diligence summaries, the “Due Diligence Summaries”). The Due Diligence Summaries were prepared by the Company’s professional advisors to assist the Company in its due diligence review of certain aspects of Mondee’s business based on each of the advisor’s respective expertise and review of due diligence materials provided by Mondee throughout the due diligence process.

U.S. Securities & Exchange Commission
April 26, 2022

For further clarity as to why none of these Due Diligence Summaries constitute a “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A, the Due Diligence Summaries were limited only to due diligence considerations that the Company’s board of directors and its representatives considered as one of many factors in arriving at its recommendation to approve the transactions. None of the Due Diligence Summaries contained any valuation analysis or opinions or otherwise opined on the fairness or amount of consideration to be paid in connection with the Business Combination. The Due Diligence Summaries did not opine on the reasonableness of the terms of the Business Combination and none of the advisors who provided Due Diligence Summaries arrived at or provided any independent conclusions or made any recommendations regarding the value or soundness of the transaction. As disclosed throughout the Amended Registration Statement, the Company’s board of directors did not obtain a third-party valuation or fairness opinion, or any other “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A in connection with the Business Combination and determined that the Company’s management, the members of the Company’s board of directors and the other representatives of the Company had substantial experience in evaluating the operating and financial merits of companies similar to Mondee and relied on this experience in approving and recommending the transaction.

In response to the Staff’s comment relating to Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A, the Company has revised the disclosure on pages 98 and 150 of Amended Registration Statement to clarify the nature of the Due Diligence Summaries (making it more clear that these summaries related solely to due diligence) and describe how these summaries factored into discussions and negotiations relating to the transaction.

16.	You disclose on page 135 that after negotiating the terms of the Letter of Intent between July 16, 2021 and July 23, 2021, the parties ultimately agreed to an earn-out, that was later on finalized to be 9,000,000 shares of common stock, to be allocated to Mondee management and/or Mondee’s existing shareholders, with any earn-out securities that remain unvested on the 4-year anniversary of closing of the transactions to be forfeited for no consideration. Please expand your disclosure to provide additional details regarding the negotiations of this earn-out consideration.

The Company respectfully advises the Staff that it has revised the disclosure on pages 148 and 149 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities & Exchange Commission
April 26, 2022

17.	We note your disclosure on page 44 that contingent upon the closing of the transactions, ITHAX is obligated to pay: (i) up to $3,500,000 in fees to Deutsche Bank Securities Inc. (“Deutsche Bank”) in consideration for Deutsche Bank’s services as capital markets advisor and placement agent for the PIPE Financing; (ii) $500,000 in fees to AXIA Capital Markets LLC (“AXIA Capital”) in consideration for AXIA Capital’s services as placement agent for the PIPE Financing; (iii) $1,000,000 in fees to Cantor Fitzgerald & Co. (“Cantor”) in consideration for Cantor’s services as capital markets advisor; (iv) $500,000 in fees to Northland Securities, Inc. (“Northland”) in consideration for Northland’s services as capital markets advisor is contingent upon the Closing of the Transactions, and (v) $500,000 in fees to D.A. Davidson & Co. (“Davidson”) in consideration for Davidson’s services as capital markets advisor is contingent upon the Closing of the Transactions. We also note your disclosure on page 132 that Cantor will receive deferred underwriting commissions from the ITHAX initial public offering in connection with the consummation of ITHAX’s initial business combination. Please revise to clarify the role with respect to ITHAX of Cantor, who also acted as ITHAX’s IPO underwriters, after the completion of ITHAX’s IPO, and the roles of Deutsche Bank, AXIA Capital, Northland, and Davidson. Please also disclose the aggregate fees payable to Cantor that are contingent on completion of the business combination.

The Company respectfully advises the Staff that it has revised the disclosure on pages 52, 53, 98, 99, 146 to 149, 162, and 163 of the Amended Registration Statement in response to the Staff’s comment.

18.	We note that Cantor acted as ITHAX’s IPO underwriters and will receive a deferred underwriting fee of $9,082,500 upon the consummation of the business combination. We further note that Cantor acted as financial advisor to Mondee in the negotiations of the business combination. Please revise your disclosure here and elsewhere as appropriate to discuss Cantor’s conflict of interest and related risks.

The Company respectfully advises the Staff that it has revised the disclosure on pages 52, 53, 98, 99, 162, and 163 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities & Exchange Commission
April 26, 2022

Certain Prospective Financial Information for Mondee, page 139

19.	We note that your presentation of Mondee’s historical financial statements do not align with certain metrics included in the projections for the same period. For example, you recorded $93.2 million of revenue in Mondee’s audited statement of operations for the year ended December 31, 2021 and reported Adjusted EBITDA of ($5.5) million for the year ended December 31, 2021 on page 247. However, your quantified projections for the year ended December 31, 2021 include revenue, net of $65.2 million and Adjusted EBITDA of $1.2 million. Please clarify whether or not the projections still reflect management’s views on future performance and tell us what consideration the board gave to obtaining updated historical amounts for the year ended December 31, 2021 as well as the projections for the years following.

The Company respectfully advises the Staff that it has revised the disclosure on pages 155 to 158 of the Amended Registration Statement in response to the Staff’s comment.

20.	We note the Mondee Projections include non-GAAP financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with GAAP. Please clarify whether you use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. For example, tell us if the measures of total net revenue and total operating expenses included in your projections are calculated and presented in accordance with GAAP.

The Company respectfully advises the Staff that it has revised the disclosure on pages 155 to 158 of the Amended Registration Statement in response to the Staff’s comment.

21.	Please tell us how you considered further disclosure to clarify why your projected Adjusted EBITDA of $1.1 million for the year ended December 31, 2021 differed from the actual Adjusted EBITDA of ($5.5) million for the same period.

The Company respectfully advises the Staff that it has revised the disclosure on pages 155 to 158 of the Amended Registration Statement in response to the Staff’s comment.

22.	We note that you present % margin which is calculated as total operating expenses divided by total net revenue. It appears that this calculation is a measure based on total operating expenses expressed as a percentage of total revenues. Tell us how you considered a more accurate description of this metric or utilization of a different computation such as (total net revenue less total operating expenses) divided by total net revenue.

The Company respectfully advises the Staff that it has revised the disclosure on pages 155 to 158 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities & Exchange Commission
April 26, 2022

23.	We note that you present financial projections through the fiscal year ending December 31, 2023. Please expand your disclosures to further describe the key assumptions underlying the projections for the years ended 2022 through 2023 and to explain why you believe the assumptions are reasonable. Also explain how these assumptions and estimates resulted in the projected information you disclose and disclose any factors or contingencies that might prevent such growth from ultimately materializing.

The Company respectfully advises the Staff that it has revised the disclosure on pages 155 to 158 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Federal Income Tax Considerations

Effects of the Domestication to U.S. Holders, page 194

24.	You state that Reed Smith will “deliver an opinion that the Domestication will qualify as an F Reorganization, filed by an amendment as Exhibit 8.1 to the registration statement on Form S-4, of which this proxy statement/prospectus is a part” but that the opinion is not a condition to the parties’ obligations. Please clarify whether the ensuing disclosure constitutes the opinion of counsel, rather than “assuming” the effects of the opinion.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 214 of Amended Registration Statement to clarify that the ensuing disclosure constitutes the opinion of counsel.

Unaudited Pro Forma Condensed Combined Financial Information

Note 4 - Net Loss per Share, page 216

25.	Please disclose the number of securities, including those issuable pursuant to contingent stock agreements that have been excluded from the net loss per share calculations as they are deemed to be anti-dilutive.

The Company respectfully acknowledges the Staff’s comment and request for the disclosure of anti-dilutive securities and has amended the disclosure on page 238 of the Amended Registration Statement.

U.S. Securities & Exchange Commission
April 26, 2022

Information about Mondee, page 233

26.	We note your use of industry and market data in this section of your proxy statement/prospectus. Please provide us with supplemental support, or in the alternative provide citations that include the names and dates of third party studies or reports, if any, for all statements that utilize industry or market data or relate to your competitive position within your industry. To the extent that you commissioned any of the third-party data that you cite in the prospectus, also provide the consent of the third-party in accordance with Rule 436.

The Company respectfully supplementally advises the Staff that it has reviewed the following third-party studies or reports to support its belief statements with respect to the industry in which it operates: IBISWorld Global Travel Agency Services Industry Report (August 2021), IBISWorld Global Tourism Industry Report (2021) and PhocusWright US Travel Agency Distribution Landscape 2016 - 2021. In addition, the Company has reviewed publicly available data provided by other competitors in the various parts of the industry in which it operates. The Company has not specifically commissioned any third-party data for the purpose of citing such information in the prospectus and has not specifically cited any third party information that would require consent of that third party in accordance with Rule 436.

Mondee’s Executive and Director Compensation, page 260

27.	We note your disclosure on page 260 regarding Mondee’s employment agreements with its named executive officers, each of whom will continue as a named executive officer of New Mondee following the business combination. Please file copies of Mondee’s employment agreements with these named executive officers as exhibits. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

The Company respectfully advises the Staff that it is mindful of its obligations to file copies of Mondee’s employment agreements with named executive officers and will do so prior to any request to the Staff to grant effectiveness of its Registration Statement.

Beneficial Ownership of Securities, page 269

28.	We note your disclosure in footnote (7) that Mr. Gundumogula has voting and investment discretion with respect to the ordinary shares held of record by the Mondee Holdings LLC and may be deemed to have shared beneficial ownership of the ordinary shares held directly by Mondee Holdings LLC. Please revise the share ownership disclosed in the table to reflect the number of shares beneficially owned by Mr. Gundumogula through his ownership interest in Mondee Holdings LLC.

The Company respectfully advises the Staff that it has revised the disclosure on page 298 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities & Exchange Commission
April 26, 2022

Certain Relationships and Related Person Transactions-Mondee

Mondee Group Note, page 274

29.	We note your disclosure that Mondee Holdings LLC extended a loan to Mondee Group LLC, a limited liability company owned by Prasad Gundumogula, in the original principal amount of $19,282,363.27 pursuant to that certain Secured Non-Recourse Promissory Note, dated as of March 25, 2016, which was subsequently transferred to Mondee, Inc. As Mr. Gundumogula will serve as the Chief Executive Officer of New Mondee, please tell us how you intend to comply with Section 13(k) of the Securities Exchange Act of 1934 with respect to this loan.

The Mondee Group Note will be repaid upon completion of the Business Combination, in accordance with its terms, as the same may be amended. The Company respectfully advises the Staff that it has revised the disclosure on pages 235, 236, and 238 of the Amended Registration Statement to clarify the disclosure.

Mondee Holdings II, Inc.

Notes to Consolidated Financial Statements

Note 1 - Nature of Operations

Going Concern, page F-29

30.	We note your disclosure of the conditions that raise substantial doubt about your ability to continue as a going concern for a period of twelve months following the date of issuance of the consolidated financial statements for the year ended December 31, 2021. Please tell us whether your auditor assessed your ability to continue as a going concern and if so, how they concluded that an explanatory paragraph in the audit opinion regarding your ability to continue as a going concern was not considered necessary.

The Company respectfully acknowledges the Staff’s comment regarding the going concern disclosure. The auditor of Mondee obtained information about management’s plans, including consideration of its cash and cash equivalents balance and unused line of credit as of December 31, 2021, and as of February 28, 2022 (unaudited figures), the increase in available cash as a result of the planned consummation of the Merger, and the improvement in travel trends in 2021 and 2022 and the Company’s future projections in case the Company fails to consummate the business combination transaction, which the auditor collectively concluded alleviated the substantial doubt about Mondee’s ability to continue as a going concern for a reasonable period of time.

U.S. Securities & Exchange Commission
April 26, 2022

Note 2 - Summary of Significant Accounting Policies

Recent Accounting Pronouncements Not Yet Adopted, page F-38

31.	We note your disclosure in which you state that you will adopt FASB ASC 842, Leases on January 1, 2022 and are currently evaluating the impact on the company’s financial statements. As the adoption date was January 1, 2022, please disclose the impact that the adoption of FASB ASC 842 is expected to have on your financial statements. Please refer to FASB ASC 250-10-S99-5 (SAB Topic 11:M).

The Company respectfully acknowledges the Staff’s comment and request for additional disclosure over the adoption of FASB ASC 842. At the time of issuance of the financial statements for the year ended December 31, 2021 the Company was in the process of concluding certain policy elections and package of practical expedients available under topic ASC 842, which is why we have not quantified the impact yet of ASC 842.

Note 7 - Debt

TCW Credit Agreement, page F-44

32.	We note that you have entered into various revisions of the TCW credit agreement. Please tell us how you accounted for each revision and specify how you applied the guidance in FASB ASC 470-50 in determining whether an extinguishment; modification; or exchange of debt had occurred.

The Company respectfully acknowledges the Staff’s comment requesting clarification over accounting considerations with respect to each TCW credit agreement revision.

In relation to the first amendment of the term loan entered into on February 6, 2020 whereby an additional $55 million was withdrawn, we performed a threshold determination test in accordance with FASB ASC 470-50. We determined the change in discounted cash flows resulting from the amendment was not greater than the 10% threshold described in the guidance. Accordingly, the amended term loan was not substantially different from the original term loan and we accounted for the amendment as a modification.

In relation to the second and fifth amendments of the term loan entered into on May 1, 2020 and December 31, 2021 whereby interest rates temporarily increased as a result of renegotiations attributable to COVID-19 pandemic, we performed threshold determination tests for each such amendment in accordance with FASB ASC 470-50. We note that the changes in interest rates did not result in substantial change in present values between the original and modified term loans and we recorded impacts emanating from such changes as modifications.

We note that these amendments that temporarily increased interest rates were temporary in nature and that the modifications do not constitute troubled debt restructurings. As such the amended term loans was not considered to be substantially different from the original term loans.

The Company reviewed the remaining amendments to the term loan and note that they included additional interest charges and fees, updated covenants, and deferred loan payments. We performed threshold determination tests for each amendment and noted that the amended terms were not substantially different from the original terms, qualifying the amended term loans as debt modifications.

U.S. Securities & Exchange Commission
April 26, 2022

Note 8 - Business Combination, page F-46

33.	We note that Mondee issued common shares as consideration for business acquisitions occurring in 2020 and 2019. Further, we note Mondee attached put options to each of the common shares issued as consideration, resulting in scenarios where the holders of the put options may have the right to sell the shares of common stock back to Mondee at the original price per stock as of the date of acquisition. Finally, we note that you have classified these common shares with the attached put options as a component of permanent equity for all periods presented. Please address the following;

•	Tell us and disclose the quantity of shares subject to the put options and the price per share to be paid, including details that could cause variability to the price paid in the event a holder of the put options sells their shares back to Mondee; and

•	Refer to the guidance in FASB ASC 480 and tell us how you concluded that the classification of the common shares with the attached put options as permanent equity is appropriate.

The Company respectfully acknowledges the Staff’s comment regarding the Class F units issued in relation with the Company’s business acquisitions occurring in 2020 and 2019.

For all business combinations (i.e., LBF Travel Holdings (“LBF”), Cosmopolitan Travel Services, Inc. (“CTS”), and Rocketrip, Inc. (“Rocketrip”)) the accounting acquiror was determined to be Mondee Inc., with cash paid by Mondee Inc. and Class F units and put options issued by Mondee Holdings LLC. Mondee Inc. is a wholly-owned subsidiary of Mondee Holdings II, Inc. and Mondee Holdings II, Inc. is a wholly-owned subsidiary of Mondee Holdings LLC.

U.S. Securities & Exchange Commission
April 26, 2022

The following table provides details of the number of Class F units and put options issued by Mondee Holdings LLC:

	LBF acquired on December 20, 2019	CTS acquired on February 4, 2020	Rocketrip acquired on September 3, 2020
Class F units issued	18,035,146	37,857,222	7,761,687
Put options issued	18,035,146	37,857,222	7,761,687
Put option exercise price	$0.8317	$0.8717	$0.7087

As we are presenting the financial statements consolidated at the level of Mondee Holdings II, Inc. and since the Class F units and put options were issued by Mondee Holdings LLC, the assessment under FASB ASC 480 would not impact the consolidated financial statements of Mondee Holdings II, Inc. and accordingly is not applicable.

Additionally, there are no details that could cause variability to the price paid in the event a holder of the put options sells their Class F units back to Mondee Holdings LLC.

Note 13 Related Party Transactions, page F-58

34.	We note that Mondee has a secured promissory note receivable from Mondee Group LLC, bearing an interest rate of 2.33% compounded annually, with a 10-year term, and is secured by 14,708 Class A units in Mondee Holdings, LLC. We also note that Mondee Group LLC is a limited liability company owned by Mr. Gundumogula who will continue in his role as executive officer of Mondee subsequent to the proposed merger with ITHAX. Please tell us what was the business purpose of the initial loan extended by Mondee Holdings LLC to Mondee Group LLC in the original principal amount of $19.3 million, and why was it subsequently transferred to Mondee, Inc.; In addition, tell us how you considered the guidance in SAB Topics 4:E and 4:G in determining the appropriate classification of this note receivable.

The Company respectfully acknowledges the Staff’s comment regarding the promissory note receivable from Mondee Group LLC.

The loan was used as part of a management buyout led by the founder to acquire the equity units held by third party investors. Mondee, Inc. funded the loan and the intention was for Mondee, Inc. to be the debt holder, as such the loan was transferred to Mondee, Inc. as of the date of the execution of the loan. We submit to the Staff that the transaction does not fall under the guidance of SAB Topic 4:E since the transaction was not for the sale of Capital Stock. The Company does not plan to forgive the loan and expects full payment from Mondee Group LLC. Topic 4:G is not applicable. The loan will be settled upon the consummation of the business combination, and we have reflected this in the form of a pro forma adjustment in our amended filing.

U.S. Securities & Exchange Commission
April 26, 2022

General

35.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

The Company respectfully advises the Staff that it has revised the disclosure on page 94 of the Amended Registration Statement in response to the Staff’s comment.

Supplemental Disclosure:

The Staff has noted that Mondee completed the acquisition of Rocketrip in September 2020 and that, in connection therewith, Mondee Holdings LLC, the parent company of the Company, Mondee Holdings II, Inc., issued Class F units to the sellers as partial compensation for the acquisition and is further obligated to issue Class F units upon the fifth anniversary of the acquisition or the date of sale of the Company. In addition, the Parent issued Class G units to the lenders under the TCW Agreement in February 2020 in support of the amendment of the TCW Agreement and may be required to issue additional Class G units if a change of control of the Company has not occurred by June 30, 2022. Both of the Class F and Class G units are issued by the Parent and not by the Company. We have amended the disclosure on page 298 of the Amended Registration Statement accordingly. Upon completion of the Business Combination, the Parent will hold approximately 61.6% of the Company. Investors in the Company have no interest in the Class F and Class G units and the Parent’s beneficial ownership of Mondee is not affected by the issuance of its Class F and Class G units. Accordingly, the Company respectfully submits that further disclosure regarding the Class F and Class G units of the Parent is not necessary or required.

U.S. Securities & Exchange Commission
April 26, 2022

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Michael S. Lee, at michael.lee@reedsmith.com or by telephone at (212) 549-0358.

Sincerely,

/s/ Orestes Fintiklis
Orestes Fintiklis Chief Executive Officer and Director
ITHAX Acquisition Corp.

cc:

Michael S. Lee, Lynwood E. Reinhardt, Panos Katsambas, Reed Smith LLP

Alexander Lloyd, Michael P. Considine, P.C., Michele M. Cumpston, Kirkland & Ellis LLP